FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
athe Securities Exchange Act of 1934

For period ending February 2015

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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GlaxoSmithKline plc announces changes to its Board

GlaxoSmithKline plc (the 'Company') today announces that Sir Christopher Gent will step down as Chairman of GSK at the Company's Annual General Meeting on 7 May 2015 ('AGM'). He will be succeeded by Sir Philip Hampton with effect from the end of the AGM.

Sir Philip joined GSK's Board as an independent Non-Executive Director on 1 January 2015, and will become Deputy Chairman on 1 April 2015. Sir Philip chairs the Company's Nominations Committee. He will remain Chairman of RBS until 31 August 2015.

In addition, Tom de Swaan, independent Non Executive Director, is not seeking re-election to the Board at the AGM. He has been a Board member for 9 years and is currently Chairman of the Remuneration Committee and a member of the Audit & Risk Committee (of which he was previously Chairman), and the Nominations Committee. A successor for Mr de Swaan as Chairman of the Remuneration Committee will be announced in due course.

Jing Ulrich has decided not to stand for re-election to the Board at the AGM.

V A Whyte
Company Secretary

26 February 2015

Notes

With effect from the end of the Company's AGM on 7 May 2015, the composition of the Board of GSK will be as follows:

Sir Philip Hampton                                                    Non-Executive Chairman
Sir Deryck Maughan                                                Senior Independent Non-Executive Director
Sir Andrew Witty                                                     Chief Executive Officer
Simon Dingemans                                                    Chief Financial Officer
Dr Moncef Slaoui                                                     Executive Director, Chairman, Global Vaccines
Professor Sir Roy Anderson                                   Independent Non-Executive Director
Dr Stephanie Burns                                                  Independent Non-Executive Director
Stacey Cartwright                                                     Independent Non-Executive Director
Lynn Elsenhans                                                        Independent Non-Executive Director
Judy Lewent                                                              Independent Non-Executive Director
Dr Daniel Podolsky                                                  Independent Non-Executive Director
Urs Rohner                                                                Independent Non-Executive Director
Hans Wijers                                                              Independent Non-Executive Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 26, 2015

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc